Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

BASIC:
Net income	$2,685	$3,644	$7,027	$6,953

Weighted average number of common shares outstanding	5,571	5,238	5,490	5,191

Net income per common share	$0.48	$0.70	$1.28	$1.34

ASSUMING DILUTION:
Net income	$2,685	$3,644	$7,027	$6,953

Weighted average number of common shares outstanding	5,571	5,238	5,490	5,191

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	82	245	81	230

Weighted average number of common and common equivalent shares	5,653	5,483	5,571	5,421

Net income per common share, assuming dilution	$0.47	$0.66	$1.26	$1.28